Registration Statement No. 333-285508

Filed Pursuant to Rule 433

CAPPED MARKET INDEX TARGET-TERM SECURITIES® (MITTS®)

Capped Market Index Target-Term Securities® Linked to a Global Equity Index Basket
Issuer	Bank of Montreal (“BMO”). References on this page to “we,” “us” or “our” mean BMO.
Principal Amount	$10.00 per unit
Term	Approximately 5 years
Market Measure	An approximately equally weighted basket (the “Basket”) comprised of the Dow Jones Industrial Average® (Bloomberg symbol: “INDU”) (initial weight: 33.34%), the EURO STOXX 50® Index (Bloomberg symbol: “SX5E”) (initial weight: 33.33%) and the TOPIX® Index (Bloomberg symbol: “TPX”) (initial weight: 33.33%) (each a “Basket Component”)
Payout Profile at Maturity	• 100% participation in increases in the Market Measure, subject to the Capped Value • If the Market Measure is flat or decreases, payment at maturity will be the Minimum Redemption Amount
Participation Rate	100.00%
Capped Value	[$15.00 to $16.00] per unit, a return of [50.00% to 60.00%] over the principal amount, to be determined on the pricing date
Minimum Redemption Amount	$10.00 per unit
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/927971/000121465926011159/z825261424b2.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, you may not receive a positive return on your investment.
•	The notes do not pay interest, and any return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.
•	Any positive return on your investment is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Basket Components.
•	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.
•	The initial estimated value of the notes on the pricing date, based on our proprietary pricing models, will be less than the public offering price because costs associated with offering, structuring and hedging the notes are included in the public offering price, but are not included in the initial estimated value.
•	To determine the terms of the notes, we use an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt. As a result, the terms of the notes are less favorable to you than if we had used a higher funding rate.
•	The initial estimated value of the notes is not an indication of the price, if any, at which we, BofAS or any of our respective affiliates or any other person may be willing to buy the notes from you in the secondary market (if any).
•	A trading market is not expected to develop for the notes.
•	Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trading in shares of companies included in the Basket Components), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may adversely affect the market value of and return on the notes and may create conflicts of interest with you.
•	There may be potential conflicts of interest involving the calculation agents, one of which is our affiliate and one of which is BofAS.
•	The index sponsor of a Basket Component may adjust such Basket Component in a way that affects the level of such Basket Component, and has no obligation to consider your interests.
•	Increases in the values of one or more of the Basket Components may be offset by decreases in the values of one or more of the other Basket Components.
•	You will have no rights of a holder of the securities included in the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
•	While we, MLPF&S, BofAS or our respective affiliates may from time to time own securities of companies included in the Basket Components, we, MLPF&S, BofAS and our respective affiliates do not control any company included in the Basket Components, and have not verified any disclosures made by any company.
•	Your return on the notes may be affected by factors affecting the international securities markets, specifically changes in the countries represented by the EURO STOXX 50® Index and the TOPIX® Index. In addition, you will not obtain the benefit of any increase in the value of the currencies in which the securities included in the EURO STOXX 50® Index and the TOPIX® Index trade against the U.S. dollar, which you would have received if you had owned the securities included in those Basket Components during the term of your notes, although the value of the Basket may be adversely affected by general exchange rate movements in the market.
•	The U.S. federal income tax consequences of an investment in the notes are unclear.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$10.00(1)	0.00%
-50.00%	$10.00	0.00%
-40.00%	$10.00	0.00%
-30.00%	$10.00	0.00%
-20.00%	$10.00	0.00%
-10.00%	$10.00	0.00%
-5.00%	$10.00	0.00%
0.00%	$10.00	0.00%
5.00%	$10.50	5.00%
10.00%	$11.00	10.00%
20.00%	$12.00	20.00%
30.00%	$13.00	30.00%
40.00%	$14.00	40.00%
50.00%	$15.00	50.00%
55.00%	$15.50(2)	55.00%
60.00%	$15.50	55.00%
80.00%	$15.50	55.00%
100.00%	$15.50	55.00%

(1)	The Redemption Amount per unit will not be less than the Minimum Redemption Amount.
(2)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

BMO has filed a registration statement (including a product supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents, and the other documents that BMO has filed with the SEC, for more complete information about BMO and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, BMO, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling toll-free 1-800-294-1322.